Exhibit 99.1

Explanatory Note

Melco Resorts Finance Limited’s Quarterly Report

for the Three and Six Months Ended June 30, 2021

This quarterly report provides Melco Resorts Finance Limited’s unaudited condensed consolidated financial statements, comprising condensed consolidated balance sheets, condensed consolidated statements of operations and condensed consolidated statements of cash flows, for the three and six months ended June 30, 2021, together with the related information.

Melco Resorts Finance Limited

Report for the Second Quarter of 2021

INTRODUCTION

In this quarterly report, unless otherwise indicated:

•

“2015 Credit Facilities” refer to the HK$13.65 billion (equivalent to approximately US$1.75 billion) senior secured credit facilities agreement dated June 19, 2015, entered into by Melco Resorts Macau, as borrower (originally comprising (i) a Hong Kong dollar term loan facility of HK$3.90 billion (equivalent to approximately US$500 million) with a term of six years and (ii) a HK$9.75 billion (equivalent to approximately US$1.25 billion) revolving credit facility, and in respect of which, following the repayment on May 7, 2020 of all outstanding loan amounts (together with accrued interest and associated costs) other than the HK$1.0 million (equivalent to approximately US$129,000) which remained outstanding under the term loan facility and the HK$1.0 million (equivalent to approximately US$129,000) revolving credit facility commitment which remained available under the revolving credit facility, all other commitments were canceled), the maturity date of which was extended to June 2022 pursuant to a waiver letter executed on April 29, 2020;

•

“2020 Credit Facilities” refer to the senior facilities agreement dated April 29, 2020, entered into between, among others, our subsidiary MCO Nominee One Limited (“MCO Nominee One”), as borrower, and Bank of China Limited, Macau Branch, Bank of Communications Co., Ltd. Macau Branch and Morgan Stanley Senior Funding, Inc., as joint global coordinators, under which lenders have made available HK$14.85 billion (equivalent to approximately US$1.91 billion) in a revolving credit facility for a term of five years;

•

“2025 Senior Notes” refer to the US$1.0 billion aggregate principal amount of 4.875% senior notes due 2025 we issued, of which US$650.0 million in aggregate principal amount was issued on June 6, 2017 (the “First 2025 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on July 3, 2017 (the “Additional 2025 Senior Notes”);

•	“2026 Senior Notes” refer to the US$500.0 million aggregate principal amount of 5.250% senior notes due 2026 we issued on April 26, 2019;

•	“2027 Senior Notes” refer to the US$600.0 million aggregate principal amount of 5.625% senior notes due 2027 we issued on July 17, 2019;

•

“2028 Senior Notes” refer to the US$850.0 million aggregate principal amount of 5.750% senior notes due 2028 we issued, of which US$500.0 million in aggregate principal amount was issued on July 21, 2020 (the “First 2028 Senior Notes”) and US$350.0 million in aggregate principal amount was issued on August 11, 2020 (the “Additional 2028 Senior Notes”);

•

“2029 Senior Notes” refer to the US$1.15 billion aggregate principal amount of 5.375% senior notes due 2029 we issued, of which US$900.0 million in aggregate principal amount was issued on December 4, 2019 (the “First 2029 Senior Notes”) and US$250.0 million in aggregate principal amount was issued on January 21, 2021 (the “Additional 2029 Senior Notes”);

•	“Altira Macau” refers to an integrated resort located in Taipa, Macau that caters to Asian VIP rolling chip customers;

•

“China” and “PRC” refer to the People’s Republic of China, excluding the Hong Kong Special Administrative Region of the PRC (Hong Kong), the Macau Special Administrative Region of the PRC (Macau) and Taiwan from a geographical point of view;

•

“City of Dreams” refers to an integrated resort located in Cotai, Macau, which currently features casino areas and four luxury hotels, including a collection of retail brands, a wet stage performance theater (temporarily closed since June 2020) and other entertainment venues;

•	“DICJ” refers to the Direcção de Inspecção e Coordenação de Jogos (the Gaming Inspection and Coordination Bureau), a department of the Public Administration of Macau;

•	“HK$” and “H.K. dollar(s)” refer to the legal currency of Hong Kong;

•	“Melco Resorts Macau” refers to our subsidiary, Melco Resorts (Macau) Limited, a Macau company and the holder of our gaming subconcession;

•	“Mocha Clubs” refer to, collectively, our clubs with gaming machines, which are now the largest non-casino based operations of electronic gaming machines in Macau;

•	“our subconcession” and “our gaming subconcession” refer to the Macau gaming subconcession held by Melco Resorts Macau;

•	“Parent” and “Melco” refer to Melco Resorts & Entertainment Limited, a Cayman Islands exempted company with limited liability;

•	“Pataca(s)” or “MOP” refer to the legal currency of Macau;

•

“Services and Right to Use Arrangements” refers to the agreement entered into among, inter alia, Melco Resorts Macau and Studio City Entertainment, dated May 11, 2007 and amended on June 15, 2012, and any other agreements or arrangements entered into from time to time, which may amend, supplement or relate to the aforementioned agreements or arrangements;

•	“Studio City” refers to a cinematically-themed integrated resort in Cotai, an area of reclaimed land located between the islands of Taipa and Coloane in Macau;

•	“Studio City Casino” refers to the gaming areas being operated within Studio City;

•	“Studio City Entertainment” refers to our affiliate, Studio City Entertainment Limited, a Macau company which is a subsidiary of the Parent;

•	“US$” and “U.S. dollar(s)” refer to the legal currency of the United States;

•	“U.S. GAAP” refers to the U.S. generally accepted accounting principles; and

•	“we,” “us,” “our” and “our company” refer to Melco Resorts Finance Limited and, as the context requires, its predecessor entities and its consolidated subsidiaries.

This quarterly report includes our unaudited condensed consolidated financial statements for the three and six months ended June 30, 2021.

Any discrepancies in any table between totals and sums of amounts listed therein are due to rounding. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures preceding them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report contains forward-looking statements that relate to future events, including our future operating results and conditions, our prospects and our future financial performance and condition, all of which are largely based on our current expectations and projections. Known and unknown risks, uncertainties and other factors may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. We operate in a heavily regulated and evolving industry, and have a highly leveraged business model. Moreover, we operate in Macau’s gaming sector, a market with intense competition, and therefore new risk factors may emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of these factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those expressed or implied in any forward-looking statement. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the global pandemic of COVID-19, caused by a novel strain of the coronavirus, and the continued impact of its consequences on our business, our industry and the global economy, (ii) growth of the gaming market and visitations in Macau, (iii) capital and credit market volatility, (iv) local and global economic conditions, (v) our anticipated growth strategies, (vi) gaming authority and other governmental approvals and regulations, and (vii) our future business development, results of operations and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

The forward-looking statements made in this quarterly report relate only to events or information as of the date on which the statements are made in this quarterly report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this quarterly report with the understanding that our actual future results may be materially different from what we expect.

GLOSSARY

“cage”	a secure room within a casino with a facility that allows patrons to carry out transactions required to participate in gaming activities, such as exchange of cash for chips and exchange of chips for cash or other chips

“chip”	round token that is used on casino gaming tables in lieu of cash

“concession”	a government grant for the operation of games of fortune and chance in casinos in Macau under an administrative contract pursuant to which a concessionaire, or the entity holding the concession, is authorized to operate games of fortune and chance in casinos in Macau

“drop”	the amount of cash to purchase gaming chips and promotional vouchers that is deposited in a gaming table’s drop box, plus gaming chips purchased at the casino cage

“drop box”	a box or container that serves as a repository for cash, chip purchase vouchers, credit markers and forms used to record movements in the chip inventory on each table game

“electronic gaming table”	table with an electronic or computerized wagering and payment system that allow players to place bets from multiple-player gaming seats

“gaming machine”	slot machine and/or electronic gaming table

“gaming machine handle”	the total amount wagered in gaming machines

“gaming machine win rate”	gaming machine win (calculated before non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) expressed as a percentage of gaming machine handle

“gaming promoter”	an individual or corporate entity who, for the purpose of promoting rolling chip and other gaming activities, arranges customer transportation and accommodation, provides credit in its sole discretion if authorized by a gaming operator and arranges food and beverage services and entertainment in exchange for commissions or other compensation from a gaming concessionaire or subconcessionaire

“integrated resort”	a resort which provides customers with a combination of hotel accommodations, casinos or gaming areas, retail and dining facilities, MICE space, entertainment venues and spas

“junket player”	a player sourced by gaming promoters to play in the VIP gaming rooms or areas

“marker”	evidence of indebtedness by a player to the casino or gaming operator

“mass market patron”	a customer who plays in the mass market segment

“mass market segment”	consists of both table games and gaming machines played by mass market players primarily for cash stakes

“mass market table games drop”	the amount of table games drop in the mass market table games segment

“mass market table games hold percentage”	mass market table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of mass market table games drop

“mass market table games segment”	the mass market segment consisting of mass market patrons who play table games

“MICE”	Meetings, Incentives, Conventions and Exhibitions, an acronym commonly used to refer to tourism involving large groups brought together for an event or specific purpose

“non-negotiable chip”	promotional casino chip that is not to be exchanged for cash

“premium direct player”	a rolling chip player who is a direct customer of the concessionaires or subconcessionaires and is attracted to the casino through marketing efforts of the gaming operator

“rolling chip” or “VIP rolling chip”	non-negotiable chip primarily used by rolling chip patrons to make wagers

“rolling chip patron”	a player who primarily plays on rolling chip or VIP rolling chip tables and typically plays for higher stakes than mass market gaming patrons

“rolling chip segment”	consists of table games played in private VIP gaming rooms or areas by rolling chip patrons who are either premium direct players or junket players

“rolling chip volume”	the amount of non-negotiable chips wagered and lost by the rolling chip market segment

“rolling chip win rate”	rolling chip table games win (calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis) as a percentage of rolling chip volume

“slot machine”	traditional slot or electronic gaming machine operated by a single player

“subconcession”	an agreement for the operation of games of fortune and chance in casinos between the entity holding the concession, or the concessionaire, and a subconcessionaire, pursuant to which the subconcessionaire is authorized to operate games of fortune and chance in casinos in Macau

“table games win”	the amount of wagers won net of wagers lost on gaming tables that is retained and recorded as casino revenues. Table games win is calculated before discounts, commissions, non-discretionary incentives (including our point-loyalty programs) and allocating casino revenues related to goods and services provided to gaming patrons on a complimentary basis

“VIP gaming room”	gaming rooms or areas that have restricted access to rolling chip patrons and typically offer more personalized service than the general mass market gaming areas

EXCHANGE RATE INFORMATION

The majority of our current revenues are denominated in H.K. dollars, while our current expenses are denominated predominantly in Patacas and H.K. dollars, and in connection with a portion of our indebtedness and certain expenses, in U.S. dollars. The non-financial pages of this quarterly report include all translations from H.K. dollars to U.S. dollars and from U.S. dollars to H.K. dollars at a rate of HK$7.7630 to US$1.00, unless otherwise noted.

The H.K. dollar is freely convertible into other currencies (including the U.S. dollar). Since October 17, 1983, the H.K. dollar has been officially linked to the U.S. dollar at the rate of HK$7.80 to US$1.00. The market exchange rate has not deviated materially from the level of HK$7.80 to US$1.00 since the peg was first established. However, in May 2005, the Hong Kong Monetary Authority broadened the trading band from the original rate of HK$7.80 per U.S. dollar to a rate range of HK$7.75 to HK$7.85 per U.S. dollar. The Hong Kong government has stated its intention to maintain the link at that rate, and, acting through the Hong Kong Monetary Authority, has a number of means by which it may act to maintain exchange rate stability. However, no assurance can be given that the Hong Kong government will maintain the link at HK$7.75 to HK$7.85 per U.S. dollar or at all.

The noon buying rate on June 30, 2021 in New York City for cable transfers in H.K. dollars for U.S. dollars, provided in the H.10 weekly statistical release of the Federal Reserve Board of the United States as certified for customs purposes by the Federal Reserve Bank of New York, was HK$7.7658 to US$1.00. On August 20, 2021, the noon buying rate was HK$7.7897 to US$1.00. We make no representation that any H.K. dollar or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or H.K. dollars, as the case may be, at any particular rate or at all.

The Pataca is pegged to the H.K. dollar at a rate of HK$1.00 = MOP1.03. All translations from Pataca to U.S. dollar in the non-financial pages of this quarterly report were made at the exchange rate of MOP7.9959 = US$1.00. The Federal Reserve Bank of New York does not certify for customs purposes a noon buying rate for cable transfers in Pataca.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in connection with our unaudited condensed consolidated financial statements included elsewhere in this quarterly report. Our unaudited condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The accompanying unaudited condensed consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2020. The historical results are not necessarily indicative of the results of operations to be expected in the future. Certain statements in this “Financial Condition and Results of Operations” are forward-looking statements.

Summary of Financial Results

For the second quarter of 2021, our total operating revenues were US$530.8 million, an increase of 185.6% from US$185.8 million of total operating revenues for the second quarter of 2020. The increase in total operating revenues was primarily attributable to an improved performance at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire. Such increases resulted from a year-over-year increase in inbound tourism in the second quarter of 2021. Net income/loss from Studio City Casino gaming operations are reimbursed to/from Studio City Entertainment pursuant to the Services and Right to Use Arrangements. Such reimbursement is included in general and administrative expenses.

Net loss for the second quarter of 2021 was US$108.9 million, compared to net loss of US$198.4 million for the second quarter of 2020. The decrease in net loss was primarily attributable to the improved performance at City of Dreams mentioned above, partially offset by higher interest expenses, net of amounts capitalized, and net foreign exchange losses in the second quarter of 2021.

The following summarizes the results of our operations:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(In thousands of US$)
Total operating revenues	$530,809	$185,846	$1,000,969	$908,000
Total operating costs and expenses	$(574,186)	$(374,891)	$(1,126,548)	$(1,146,775)
Operating loss	$(43,377)	$(189,045)	$(125,579)	$(238,775)
Net loss	$(108,861)	$(198,352)	$(252,916)	$(366,772)

Results of Operations

City of Dreams Second Quarter Results

For the quarter ended June 30, 2021, total operating revenues at City of Dreams were US$363.8 million, compared to US$120.8 million in the second quarter of 2020. The year-over-year increase in total operating revenues was primarily a result of an improved performance in the mass market table games segment and non-gaming operations.

Rolling chip volume was US$4.55 billion for the second quarter of 2021 versus US$2.03 billion in the second quarter of 2020. The rolling chip win rate was 2.74% in the second quarter of 2021 versus 6.13% in the second quarter of 2020. The expected rolling chip win rate range is 2.85%—3.15%.

Mass market table games drop increased to US$806.8 million in the second quarter of 2021, compared with US$41.4 million in the second quarter of 2020. The mass market table games hold percentage was 32.4% in the second quarter of 2021, compared to 31.5% in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$494.9 million, compared with US$82.5 million in the second quarter of 2020. The gaming machine win rate was 3.0% in the second quarter of 2021 versus 1.8% in the second quarter of 2020.

Total non-gaming revenue at City of Dreams in the second quarter of 2021 was US$67.3 million, compared with US$27.9 million in the second quarter of 2020.

Altira Macau Second Quarter Results

For the quarter ended June 30, 2021, total operating revenues at Altira Macau were US$18.4 million, compared to US$17.0 million in the second quarter of 2020.

Rolling chip volume was US$857.3 million in the second quarter of 2021 versus US$367.4 million in the second quarter of 2020. The rolling chip win rate was 1.62% in the second quarter of 2021 versus 6.19% in the second quarter of 2020. The expected rolling chip win rate range is 2.85%—3.15%.

In the mass market table games segment, drop was US$43.7 million in the second quarter of 2021 versus US$14.5 million in the second quarter of 2020. The mass market table games hold percentage was 26.9% in the second quarter of 2021, compared with 11.3% in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$50.2 million, compared with US$43.4 million in the second quarter of 2020. The gaming machine win rate was 4.1% in the second quarter of 2021 versus 3.5% in the second quarter of 2020.

Total non-gaming revenue at Altira Macau in the second quarter of 2021 was US$3.0 million, compared with US$1.4 million in the second quarter of 2020.

Mocha Clubs Second Quarter Results

Total operating revenues from Mocha Clubs were US$24.1 million in the second quarter of 2021, compared to US$23.2 million in the second quarter of 2020.

Gaming machine handle for the second quarter of 2021 was US$551.8 million, compared with US$496.2 million in the second quarter of 2020. The gaming machine win rate was 4.4% in the second quarter of 2021 versus 4.7% in the second quarter of 2020.

Other Factors Affecting Second Quarter Earnings

Total net non-operating expenses for the second quarter of 2021 were US$65.0 million, which mainly included interest expenses of US$58.6 million, net of amounts capitalized, compared to total net non-operating expenses of US$8.8 million for the second quarter of 2020, which mainly included interest expenses of US$44.7 million, partially offset by net foreign exchange gains of US$38.9 million which mainly arose from the receivables from affiliated companies denominated in foreign currencies.

Six Months’ Results

For the six months ended June 30, 2021, our total operating revenues were US$1.00 billion, an increase of 10.2% from US$0.91 billion for the six months ended June 30, 2020. The increase in total operating revenues was primarily due to an improved performance at City of Dreams, as well as increased casino revenues generated from the operations of Studio City Casino by our subsidiary, Melco Resorts Macau, the gaming subconcessionaire, as a result of a year-over-year increase in inbound tourism in the six months ended June 30, 2021. Such increase was partially offset by softer performance in the rolling chip segment at Altira Macau.

Net loss for the six months ended June 30, 2021 was US$252.9 million, compared to net loss of US$366.8 million in the comparable period of 2020. The reduction in net loss was primarily attributable to the improved performance at City of Dreams mentioned above and lower net foreign exchange losses, partially offset by softer performance in Altira Macau and higher interest expenses, net of amounts capitalized, in the six months ended June 30, 2021.

Liquidity and Capital Resources

We have relied and intend to rely on cash generated from our operations and debt and equity financings to meet our financing needs and repay our indebtedness, as the case may be. We expect to have significant capital expenditures in the future as we continue to develop our properties. Any other future developments may be subject to further financing and a number of other factors, many of which are beyond our control.

As of June 30, 2021, we held cash and cash equivalents of US$720.9 million, a bank deposit with an original maturity over three months of US$20.0 million and restricted cash of US$0.3 million. Further, HK$14.85 billion (equivalent to approximately US$1.91 billion) of the revolving credit facility under the 2020 Credit Facilities and HK$1.0 million (equivalent to approximately US$0.1 million) of the revolving credit facility under the 2015 Credit Facilities were available for future drawdown, subject to satisfaction of certain conditions precedent.

Cash Flows

The following table sets forth a summary of our cash flows for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
	(In thousands of US$)
Net cash used in operating activities	$(11,552)	$(268,295)	$(106,297)	$(585,827)
Net cash (used in) provided by investing activities	$(43,953)	$333,094	$(75,175)	$287,200
Net cash provided by financing activities	$2,860	$55,152	$9,288	$311,736
Effect of exchange rate on cash, cash equivalents and restricted cash	$1,490	$296	$(1,179)	$3,233

(Decrease) increase in cash, cash equivalents and restricted cash	$(51,155)	$120,247	$(173,363)	$16,342
Cash, cash equivalents and restricted cash at beginning of period	$772,313	$550,718	$894,521	$654,623

Cash, cash equivalents and restricted cash at end of period	$721,158	$670,965	$721,158	$670,965

Operating Activities

Operating cash flows are generally affected by changes in operating income and accounts receivable related to VIP table games play and hotel operations conducted on a cash and credit basis and the remainder of the business, including mass market table games play, gaming machine play, food and beverage, and entertainment that are conducted primarily on a cash basis.

Net cash used in operating activities was US$11.6 million for the second quarter of 2021, compared to net cash used in operating activities of US$268.3 million for the second quarter of 2020. Net cash used in operating activities was US$106.3 million for the six months ended June 30, 2021, compared to net cash used in operating activities of US$585.8 million for the six months ended June 30, 2020. Both changes were primarily due to the improved performance as described in the foregoing section and decreased working capital needed for operations.

Investing Activities

Net cash used in investing activities was US$44.0 million for the second quarter of 2021, compared to net cash provided by investing activities of US$333.1 million for the second quarter of 2020. The change was primarily due to the decrease in repayments from affiliated companies.

Net cash used in investing activities of US$44.0 million for the second quarter of 2021 mainly included payments for acquisition of property and equipment of US$20.9 million and the placement of a bank deposit with an original maturity over three months of US$20.0 million.

Net cash provided by investing activities of US$333.1 million for the second quarter of 2020 included repayments from affiliated companies of US$367.2 million, partially offset by payments for acquisition of property and equipment of US$34.1 million.

Our total payments for acquisition of property and equipment for the second quarter of 2021 were US$20.9 million, compared to US$34.1 million for the second quarter of 2020. Such expenditures for both periods were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Net cash used in investing activities was US$75.2 million for the six months ended June 30, 2021, compared to net cash provided by investing activities of US$287.2 million for the six months ended June 30, 2020. The change was primarily due to the decrease in repayments from affiliated companies.

Net cash used in investing activities of US$75.2 million for the six months ended June 30, 2021 mainly included payments for acquisition of property and equipment of US$52.4 million and the placement of a bank deposit with an original maturity over three months of US$20.0 million.

Net cash provided by investing activities of US$287.2 million for the six months ended June 30, 2020 mainly included repayments from affiliated companies of US$367.2 million, partially offset by payments for acquisition of property and equipment of US$80.0 million.

Our total payments for acquisition of property and equipment for the six months ended June 30, 2021 were US$52.4 million, compared to US$80.0 million for the second quarter of 2020. Such expenditures for both periods were mainly associated with our development projects as well as enhancement to our integrated resort offerings.

Financing Activities

Net cash provided by financing activities amounted to US$2.9 million for the second quarter of 2021, which primarily represented the funds from an affiliated company of US$3.0 million.

Net cash provided by financing activities amounted to US$55.2 million for the second quarter of 2020, which primarily represented the proceeds from the drawdown of the 2020 Credit Facilities of US$352.2 million, partially offset by the repayment of all outstanding loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to approximately US$0.1 million) which remained outstanding under the term loan facility, as well as the payments of deferred financing costs mainly arising from the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities of US$47.0 million.

Net cash provided by financing activities amounted to US$9.3 million for the six months ended June 30, 2021, which primarily represented the proceeds from the issuance of the Additional 2029 Senior Notes of US$258.1 million, which priced at 103.250% of the principal amount, partially offset by the repayment of the outstanding revolving credit facility under the 2020 Credit Facilities of US$249.9 million.

Net cash provided by financing activities amounted to US$311.7 million for the six months ended June 30, 2020, which primarily represented the proceeds from the drawdown of the 2020 Credit Facilities of US$352.2 million and the proceeds from the drawdown of the revolving credit facility under the 2015 Credit Facilities of US$251.5 million. The foregoing was partially offset by the repayment of all outstanding loan amounts under the 2015 Credit Facilities of US$252.6 million, other than HK$1.0 million (equivalent to approximately US$0.1 million) which remained outstanding under the term loan facility, as well as the payments of deferred financing costs mainly arising from the refinancing of the 2015 Credit Facilities with the 2020 Credit Facilities of US$48.5 million.

Indebtedness

The following table presents a summary of our gross indebtedness as of June 30, 2021:

As of June 30, 2021
(In thousands of US$)
2025 Senior Notes	$1,000,000
2026 Senior Notes	$500,000
2027 Senior Notes	$600,000
2028 Senior Notes	$850,000
2029 Senior Notes	$1,150,000
2015 Credit Facilities	$129

$4,100,129

On June 29, 2021, the 2029 Senior Notes were listed on the Chongwa (Macao) Financial Asset Exchange Co., Limited.

Recent Developments

The COVID-19 outbreak continues to have a material effect on our operations, financial position, and prospects during the third quarter of 2021.

Our operations continue to be impacted by travel bans, restrictions, and quarantine requirements imposed by the governments in Macau, Hong Kong and China, despite the nationwide resumption of issuance of Individual Visit Scheme visas by China in September 2020. Such bans, restrictions and requirements have been, and may continue to be, modified by the relevant authorities from time to time as COVID-19 developments unfold. The resurgence of COVID-19 cases in the Guangdong province from June 2021, other provinces in mainland China from July 2021 and in Macau in early August 2021 led to city-wide mandatory testing, mandatory closure of most entertainment and leisure venues (casinos and gaming areas excluded) and strict travel restrictions and requirements being implemented to enter and exit Macau. Additionally, health-related precautionary measures remain in place at our properties, which continue to impact visitation and customer spending.

The pace of recovery from COVID-19 related disruptions continues to depend on various future events, such as the successful production, distribution and widespread acceptance of safe and effective vaccines, the development of effective treatments for COVID-19, including for new strains of COVID-19, the duration of travel and visa restrictions as well as customer sentiment and behavior, together with the length of time before customers resume traveling and participating in entertainment and leisure activities at high-density venues and the impact of potential higher unemployment rates, declines in income levels and loss of personal wealth resulting from the COVID-19 outbreak on consumer behavior related to discretionary spending and traveling, all of which remain highly uncertain.

Melco Resorts Finance Limited

Index To Unaudited Condensed Consolidated Financial Statements

For the Three and Six Months Ended June 30, 2021

Melco Resorts Finance Limited

Condensed Consolidated Balance Sheets

(In thousands of U.S. dollars, except share and per share data)

	June 30, 2021	December 31, 2020
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$720,884	$894,246
Bank deposit with an original maturity over three months	19,966	—
Restricted cash	274	—
Accounts receivable, net	71,490	110,248
Receivables from affiliated companies	547,464	490,502
Inventories	21,395	19,852
Prepaid expenses and other current assets	41,449	54,827

Total current assets	1,422,922	1,569,675

Property and equipment, net	2,655,268	2,748,447
Gaming subconcession, net	55,870	84,663
Intangible assets, net	16,358	18,840
Goodwill	82,095	82,203
Long-term prepayments, deposits and other assets	80,676	88,404
Restricted cash	—	275
Receivables from affiliated companies, non-current	1,271,331	1,278,111
Operating lease right-of-use assets	33,928	33,601
Land use rights, net	298,155	304,001

Total assets	$5,916,603	$6,208,220

LIABILITIES AND SHAREHOLDER’S EQUITY
Current liabilities:
Accounts payable	$8,091	$8,057
Accrued expenses and other current liabilities	670,662	727,745
Income tax payable	1,837	3,375
Operating lease liabilities, current	17,976	13,533
Current portion of long-term debt, net	129	—
Payables to affiliated companies	37,407	26,418

Total current liabilities	736,102	779,128

Long-term debt, net	4,069,090	4,060,731
Other long-term liabilities	6,670	854
Deferred tax liabilities, net	9,630	9,826
Operating lease liabilities, non-current	20,257	25,619

Total liabilities	4,841,749	4,876,158

Shareholder’s equity:
Ordinary shares, par value $0.01; 5,000,000 shares authorized; 1,202 shares issued and outstanding	—	—
Additional paid-in capital	1,852,549	1,849,785
Accumulated other comprehensive income	28,676	35,732
Accumulated losses	(806,371)	(553,455)

Total shareholder’s equity	1,074,854	1,332,062

Total liabilities and shareholder’s equity	$5,916,603	$6,208,220

Melco Resorts Finance Limited

Condensed Consolidated Statements of Operations (Unaudited)

(In thousands of U.S. dollars)

	Three Months June 30, 2021,		Six Months Ended June 30,
	2021	2020	2021	2020
Operating revenues:
Casino	$434,967	$139,729	$814,587	$758,393
Rooms	24,730	3,926	47,566	27,174
Food and beverage	15,252	3,431	29,578	15,336
Entertainment, retail and other	55,860	38,760	109,238	107,097

Total operating revenues	530,809	185,846	1,000,969	908,000

Operating costs and expenses:
Casino	(354,171)	(201,196)	(698,700)	(713,412)
Rooms	(8,183)	(5,353)	(16,409)	(16,628)
Food and beverage	(14,409)	(8,441)	(28,455)	(25,609)
Entertainment, retail and other	(4,954)	(11,991)	(11,239)	(28,863)
General and administrative	(96,112)	(58,311)	(192,398)	(182,643)
Pre-opening costs	(2)	49	(195)	12
Amortization of gaming subconcession	(14,341)	(14,363)	(28,683)	(28,686)
Amortization of land use rights	(2,722)	(2,727)	(5,445)	(5,446)
Depreciation and amortization	(69,068)	(67,797)	(133,332)	(136,047)
Property charges and other	(10,224)	(4,761)	(11,692)	(9,453)

Total operating costs and expenses	(574,186)	(374,891)	(1,126,548)	(1,146,775)

Operating loss	(43,377)	(189,045)	(125,579)	(238,775)

Non-operating income (expenses):
Interest income	864	467	1,822	706
Interest expenses, net of amounts capitalized	(58,631)	(44,736)	(116,356)	(86,992)
Other financing costs	(3,889)	(1,824)	(6,272)	(2,964)
Foreign exchange (losses) gains, net	(3,323)	38,915	(5,885)	(37,291)
Other expenses, net	—	(88)	—	(88)
Loss on extinguishment of debt	—	(1,236)	—	(1,236)
Costs associated with debt modification	—	(310)	—	(310)

Total non-operating expenses, net	(64,979)	(8,812)	(126,691)	(128,175)

Loss before income tax	(108,356)	(197,857)	(252,270)	(366,950)
Income tax (expense) credit	(505)	(495)	(646)	178

Net loss	$(108,861)	$(198,352)	$(252,916)	$(366,772)

Melco Resorts Finance Limited

Condensed Consolidated Statements of Cash Flows (Unaudited)

(In thousands of U.S. dollars)

	Three Months Ended June 30,		Six Months Ended June 30,
	2021	2020	2021	2020
Cash flows from operating activities:
Net cash used in operating activities	$(11,552)	$(268,295)	$(106,297)	$(585,827)

Cash flows from investing activities:
Acquisition of property and equipment	(20,878)	(34,106)	(52,350)	(80,036)
Placement of a bank deposit with an original maturity over three months	(19,966)	—	(19,966)	—
Acquisition of intangible assets	(3,136)	—	(3,136)	—
Proceeds from sale of property and equipment	27	—	277	36
Repayments of funds to affiliated companies	—	367,200	—	367,200

Net cash (used in) provided by investing activities	(43,953)	333,094	(75,175)	287,200

Cash flows from financing activities:
Principal payments on long-term debt	—	(252,553)	(249,887)	(252,591)
Payments of deferred financing costs	(158)	(46,991)	(2,121)	(48,509)
Funds from an affiliated company	3,018	2,507	3,171	9,171
Proceeds from long-term debt	—	352,189	258,125	603,665

Net cash provided by financing activities	2,860	55,152	9,288	311,736

Effect of exchange rate on cash, cash equivalents and restricted cash	1,490	296	(1,179)	3,233

(Decrease) increase in cash, cash equivalents and restricted cash	(51,155)	120,247	(173,363)	16,342
Cash, cash equivalents and restricted cash at beginning of period	772,313	550,718	894,521	654,623

Cash, cash equivalents and restricted cash at end of period	$721,158	$670,965	$721,158	$670,965

Supplemental cash flow disclosures:
Cash paid for interest, net of amounts capitalized	$(67,970)	$(63,439)	$(109,795)	$(80,324)
Cash paid for income taxes	$—	$—	$(2,367)	$(2,340)
Cash paid for amounts included in the measurement of lease liabilities - operating cash flows from operating leases	$(4,816)	$(1,710)	$(8,654)	$(5,854)
Change in operating lease liabilities arising from obtaining operating lease right-of-use assets and lease modification or other reassessment events	$(281)	$(216)	$8,856	$(4,869)
Change in accrued expenses and other current liabilities related to acquisition of property and equipment	$436	$7,027	$15,620	$25,544

Reconciliation of cash, cash equivalents and restricted cash to the condensed consolidated balance sheets:

			June 30,	December 31,
			2021	2020
Cash and cash equivalents			$720,884	$894,246
Current portion of restricted cash			274	—
Non-current portion of restricted cash			—	275

Total cash, cash equivalents and restricted cash			$721,158	$894,521

F-4